Exhibit 12.1

U-Store-It Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					three Months Ended March 31,
	2004 (a)	2005	2006	2007	2008	2008	2009
Earnings before fixed charges:
Add:
Loss from continuing operations	$(34,057)	$(2,538)	$(13,948)	$(20,752)	$(19,022)	$(5,821)	$(2,795)
Fixed charges - per below	37,098	34,229	49,695	56,192	54,192	14,347	11,899
Less:
Capitalized interest	—	—	(35)	(108)	(99)	(11)	(44)

Earnings before fixed charges	3,041	31,691	35,712	35,332	35,071	8,515	9,060

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	30,057	33,952	47,600	55,880	53,943	14,298	11,836
Early extinguishment of debt	7,012	93	1,907	—	—	—	—
Capitalized interest	—	—	35	108	99	11	44
Estimate of interest within rental expense	29	184	153	204	150	38	19

Total Fixed Charges	37,098	34,229	49,695	56,192	54,192	14,347	11,899

Ratio of earnings to fixed charges	0.08	0.93	0.72	0.63	0.65	0.59	0.76

(a)  The twelve months ended December 31, 2004 represents consolidated operating results for the Company from October 21, 2004 to December 31, 2004 and consolidated and combined operating results for Acquiport/Amsdell (the “Predecessor”) from January 1, 2004 to October 20, 2004. The operating results for the year ended December 31, 2004 are not comparable to future expected operating results of the Company since they include various IPO-related charges.

(b)  Due to our losses in fiscal 2004, 2005, 2006, 2007 and the three months ended March 31, 2008 and 2009, the coverage ratio was less than 1:1. The Company must generate additional earnings of $34.1 million, $2.5 million, $14.0 million, $20.9 million, $19.1 million, $5.8 million and $2.8 million to achieve a coverage of 1:1 in fiscal 2004, 2005, 2006, 2007, 2008 and the three months ended March 31, 2008 and 2009, repectively.